SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2013

On December 11, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. Board Member Patrick Horback Fairon was absent due to a justified reason, and was replaced by Alternate Antônio Aparecida de Oliveira, pursuant to a letter of representation granted in the form provided in Article 24, paragraph 2 of the Company’s Bylaws. The Chief Executive Officer, Carlos Fadigas, Officers Mario Augusto da Silva, Marcelo Cerqueira, Decio Oddone, Edmundo Correia Aires and Luciano Guidolin, and Roberto Bischoff, Gustavo Valverde, Fernando Musa, Marcelo Lyra, Pedro Freitas, Marcelo Arantes and Guilherme Furtado Filho were also present. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Marcella Menezes Ferreira de Souza Fagundes, acted as secretary. AGENDA:  I) Subjects for Deliberation: 1) 2014 Calendar of Ordinary Board of Directors Meetings and for submission of the Monthly PA Monitoring Reports: approved as presented. 2) Proposals for Deliberation (“PD”): After due analysis of the PDs, the copies and related documentation of which were previously forwarded for information of the Board Members, as set out in its Internal Rules, and shall remain duly filed at the Company’s principal place of business, the following deliberation was unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PDs: 2.1)  PD.CA/BAK – 13/2013 – Election of Board Member: (i) take cognizance of the resignation submitted by Board Member Mauricio Roberto de Carvalho Ferro, having registered a vote of thanks to the resigning Board Member for the dedication and contributions during the exercise of this duties as a Board Member; and (ii) elect GUSTAVO SAMPAIO VALVERDE, Brazilian citizen, married, attorney, enrolled in the Brazilian Bar Association/São Paulo Chapter (OAB/SP) under No. 150.273 and in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 881.343.775-72, bearer of identity card (RG) No. 0690703775 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with address at Avenida Nações Unidas, 8501, 24º andar, Pinheiros, São Paulo/SP, CEP 05.425-070, to perform the duties of Board Member of the Company for the remainder of the term of office to be concluded

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2013

upon the meeting of the Board of Directors that occurs after the Annual General Meeting to be held in 2015. The Board Member elected herein shall be vested in office on this date, having presented written representations, for purposes of article 37, item II, of Law No. 8,934 of November 18,1994, with the wording provided by Law No. 10,194 of February 14, 2001, according to the provision in paragraph 1 of article 147 of Law No. 6,404 of December 15, 1976, stating he is not prevented by special law or sentenced to a crime of bankruptcy, malfeasance in office, corruption or bribery, graft, embezzlement, against the public economy, public faith or property, or to a criminal sentence that prevents, even if temporarily, access to public offices, having also presented, in order to comply with the provision in Securities and Exchange Commission (CVM) Rulings No. 358 of January 3, 2002 and No. 367 of May 29, 2002, written representations pursuant to the terms of the referred Rulings, which were filed at the Company’s principal place of business. Due to the election approved above, the Executive Office of the Company shall now have the following composition: Carlos José Fadigas de Souza Filho – Chairman; Décio Fabricio Oddone da Costa, Edmundo José Correia Aires, Luciano Nitrini Guidolin, Mario Augusto da Silva – Investor Relations Officer; Gustavo Sampaio Valverde and  Marcelo de Oliveira Cerqueira; and 2.2) PD.CA/BAK 15/2013 – Contracting of Loans or Financing by the Executive Office: authorize, for the 2014 financial year, or even the first Board of Directors Meeting held in 2015, the limit, per transaction, for the Executive Office to contract loans or financing, in the country or abroad, without the prior authorization of the Board of Directors, in the amount of (i) up to US$ 250,000,000.00 for transactions made in foreign currency, and (ii) up to R$ 500,000,000.00 for transactions in Reais; it being certain that the loans and financing contracted in the referred period, with an amount greater than (i) R$ 80,000,000.00 per transaction in Reais and (ii) US$ 40,000,000.00 per transaction in foreign currency, must be informed to the Board of Directors, through the Finance and Investment Committee; II) Subjects for Acknowledgement:  Presentations were made and/or information presented, as the case may be, by the respective individuals responsible for: a) the Meeting of the Finance and Investment Committee held on this date; (b) Updates on Company Investment Projects; c) LLDPE/HDPE Conversion at P1 Bahia; d) Program for Fostering Competition in the Plastic Sector. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, December 11, 2013. Sgd: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes  Fagundes – Secretary; José Carlos Cosenza; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Marcela Aparecida Drehmer Andrade; José Alcides Santoro Martins; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horback Fairon and Roberto Zurli Machado.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2013

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.